January 12, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	H. Christopher Owings, Chris Chase, Bill Thompson and Robyn Manuel

Re:   SEC Comment Letter dated December 17, 2009

Domino’s Pizza, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2008

Filed February 24, 2009

Form 10-Q for the Quarterly Periods Ended June 14, 2009 and

September 6, 2009

Filed July 22, 2009 and October 13, 2009

Form 8-K

Filed October 13, 2009

File No. 001-32242

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation (the “Company”), please find the Company’s responses to the comment letter to Wendy A. Beck of the Company, dated December 17, 2009 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the referenced Form 10-K, Forms 10-Q and Form 8-K.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter of December 17, 2009 (the “Staff’s Letter”), are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Form 10-K for the Fiscal Year Ended December 28, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Overview, page 27

Business Performance, page 27

1.	We note your disclosure of the percentage increases in “global retail sales” for each of the years presented. These percentages appear to represent non-GAAP financial measures because they’re computed based on an aggregation of sales of Company-owned stores and franchise stores. Please tell us in detail why you believe your disclosure is appropriate and is not prohibited by Item 10(e) of Regulation S-K. Please note that we would not object to disclosure that quantifies the increases in sales of both Company-owned and franchise stores as long as it is provided in an appropriate context that is useful in understanding your revenues. However, we do not believe revenues earned by franchised stores should be added together with revenues earned by your owned stores to report percentage increases in worldwide sales.

RESPONSE TO COMMENT 1

The Company respectfully advises the Staff that it views the global retail sales measures disclosed in its filings, which are limited to percentage increases and decreases, to be statistical measures, and not non-GAAP financial measures, as defined under Item 10(e)(4) of Regulation S-K. Further, the Company notes the release adopting Regulation G (33-8176) where the SEC clarified that non-GAAP financial measures do not include operating and other statistical measures.

Additionally, the Company respectfully further advises the Staff that it believes its disclosures of global retail sales are consistent with its previous discussions and comment letter responses that were completed in 2003 and 2004, in connection with a subsidiary of the Company’s Form S-4 filing and the Company’s Form S-1 filing, respectively. Specifically, the Company made significant changes at that time to its disclosure of global retail sales, including removing all dollar amounts for domestic franchise stores and domestic Company-owned stores, as well as the combined total global retail sales dollar figure. At that time, the Company specifically discussed with the Staff disclosing the change of the combined total (domestic franchise and domestic Company-owned Stores together) as a percentage. Accordingly, based on this understanding with the Staff, the Company has included this percent change in its periodic filings since that time.

The Company believes that global retail sales is an important metric in the quick service restaurant industry, as evidenced by its use by the Company’s competitors and other large companies operating in this industry. This statistical measure is often quoted by reporters and analysts when discussing results and trends within the quick service restaurant industry. Additionally, the Company continues

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

to believe that global retail sales information is important to the understanding of the Company’s business as it is necessary to an understanding of how the Company derives royalty revenues, it enables readers to evaluate the Company’s performance relative to its competitors, and it indicates the strength and growth of the Company’s brand and its business. The Company believes that excluding this key statistical measure would cause the reader to be without critical data necessary for a thorough understanding of its operations and results. Further, while the Company’s revenues can fluctuate from time-to-time due to store count mix and commodity pricing, management believes that changes in global retail sales provide an indication of the global Domino’s Pizza system regardless of the impact of store count mix or commodity pricing.

The Company will include a disclosure immediately following the use of this statistical measure in the overview of MD&A in future filings that states:

Retail sales for franchise stores are reported to the Company by its franchisees and are not included in Company revenues.

We would be happy to discuss this comment with the Staff prior to the Staff providing further comments on the Form 10-K filing if the Staff believes such a discussion would be helpful to its understanding of the Company’s position.

Critical accounting policies and estimates, page 28

2.	Your discussion should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. As such, please:

•	provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;

•

address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and

•

provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect, or information for investors to assess the probability of a future impairment charge when the estimates involve multiple, inter-related assumptions (such as the percentage by which fair value of goodwill exceeded carrying value at the date of the most recent step one test).

Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

RESPONSE TO COMMENT 2

The Company acknowledges the Staff’s comment and will expand its discussion within the Critical Accounting Policies and Estimates section in MD&A in future filings to supplement its current discussions and provide greater insight into the quality and variability of information regarding the Company’s financial condition and operating performance. The following are examples of the types of disclosures from the fiscal 2008 Form 10-K that the Company proposes it would include in the Critical Accounting Policies and Estimates section in MD&A as of the date of this letter (new disclosures are presented in italics and underlined below with existing disclosures to identify placement):

•

Revenue recognition. We earn revenues through our network of domestic Company-owned and franchise stores, dough manufacturing and supply chain centers and international operations. Retail sales from Company-owned stores and royalty revenues resulting from the retail sales from franchise stores are recognized as revenues when the items are delivered to or carried out by customers. Retail sales are generally reported and related royalties paid to the Company on a weekly basis based on a percentage of retail sales, as specified in the related standard franchise agreement (generally 5.5% of domestic franchise retail sales). In the event that retail sales are not reported timely by a franchisee, the Company will record royalty revenues in the period earned based on an estimate of the franchisee’s sales, however these estimates are not significant and have historically been materially consistent with the actual amounts. Revenues from Company-owned stores and royalty revenues from franchise stores fluctuate from time-to-time as a result of store count changes. For example, if a Company-owned store that generates $500,000 in revenue in fiscal 2007 is sold to a franchisee in fiscal 2008, revenues from Company-owned stores will decline by $500,000 in fiscal 2008, while franchise royalty revenues will increase by only $27,500 in fiscal 2008, as we generally collect 5.5% of a domestic franchisee’s retail sales. Sales of food from our supply chain centers are recognized as revenues upon delivery of the food to franchisees while sales of equipment and supplies are generally recognized as revenues upon shipment of the related products to franchisees.

•

Allowance for uncollectible receivables. We closely monitor our accounts and notes receivable balances and provide allowances for uncollectible amounts as a result of our reviews. These estimates are based on, among other factors, historical collection experience and a review of our receivables by aging category. Additionally, we may also provide allowances for uncollectible receivables based on specific customer collection issues that we have identified. While write-offs of bad debts have historically been within our expectations and the provisions established, management cannot guarantee that future write-offs will not exceed historical rates. Specifically, if the financial condition of our franchisees were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

At December 28, 2008, our total allowance for uncollectible accounts receivables was approximately $10.9 million, compared to $3.7 million as of December 30, 2007, representing approximately 13.6% and 5.1%, respectively, of our consolidated gross accounts receivable. A 10% change in our allowance for uncollectible accounts receivables at December 28, 2008 would result in a change in reserves of approximately $1.1 million and a change in income before provision for income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our allowance for uncollectible accounts receivables.

•

Long-lived and intangible assets. We record long-lived assets, including property, plant and equipment and capitalized software, at cost. For acquisitions of franchise operations, we estimate the fair values of the assets and liabilities acquired based on physical inspection of assets, historical experience and other information available to us regarding the acquisition. We depreciate and amortize long-lived assets using useful lives determined by us based on historical experience and other information available to us. We evaluate the potential impairment of long-lived assets based on various analyses including the projection of undiscounted cash flows, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. For Company-owned stores, we perform related impairment tests on an operating market basis, which the Company has determined to be the lowest level for which identifiable cash flows are largely independent of other cash flows. If the carrying amount of a long-lived asset exceeds the amount of the expected future undiscounted cash flows of that asset or the estimated fair value of the asset, an impairment loss is recognized and the asset is written down to its estimated fair value.

We have not made any significant changes in the methodology used to estimate the future market cash flows of Company-owned stores during the years presented. Same store sales fluctuations and the rates at which operating costs will fluctuate in the future are key factors in evaluating recoverability of the related assets. If our same store sales significantly decline or if operating costs increase and we are unable to recover these costs, the carrying value of our Company-owned stores, by market, may be unrecoverable and we may be required to recognize an impairment charge. At December 28, 2008, we determined that our long-lived assets were not impaired.

A significant portion of our goodwill relates to the acquisitions of domestic franchise stores and is included in our domestic stores segment, specifically, the Company-owned stores reporting unit. We evaluate goodwill annually for impairment by comparing the fair value of the reporting unit, which is primarily determined using historical undiscounted cash flows multiplied by a market multiple, which is estimated based on the results of recent store sale transactions, to its carrying value. If the carrying value of the reporting unit exceeds the fair value, goodwill would be impaired. We have not made

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

any significant changes in the methodology used to evaluate goodwill impairment during the years presented. At December 28, 2008, the fair value of our business operations with associated goodwill exceeded their recorded carrying value, including the related goodwill. If cash flows generated by our Company-owned stores were to decline significantly in the future or there were negative revisions to the market multiple assumption, we may be required to recognize a goodwill impairment charge. However, based on the latest impairment analysis, we do not believe it is reasonably likely that there could be changes in assumptions that would trigger impairment.

•

Insurance and legal matters. We are a party to lawsuits and legal proceedings arising in the ordinary course of business. Management closely monitors these legal matters and estimates the probable costs for the disposition of such matters. These estimates are primarily determined by consulting with both internal and external parties handling the matters and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. While historically our actual losses have been materially consistent with its reserves, legal judgments can be volatile and difficult to predict. Accordingly, if our estimates relating to legal matters proved inaccurate for any reason, we will be required to increase or decrease the related expense in future periods. At December 30, 2007 and December 28, 2008, we had approximately $8.2 million and $2.9 million, respectively, accrued for legal matters.

For certain periods prior to December 1998 and for periods after December 2001, we maintain insurance coverage for workers’ compensation, general liability and owned and non-owned auto liability under insurance policies requiring payment of a deductible for each occurrence up to between $500,000 and $3.0 million, depending on the policy year and line of coverage. The related insurance reserves are based on undiscounted independent actuarial estimates, which are based on historical information along with assumptions about future events. Specifically, various methods, including analyses of historical trends and actuarial valuation methods, are utilized to estimate the cost to settle reported claims, and claims incurred but not yet reported. The actuarial valuation methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, several factors are considered, including the severity, duration and frequency of claims, legal cost associated with claims, healthcare trends and projected inflation. Over the past several years, we have experienced improvements in frequency of claims; however increasing severity of claims and medical costs have partially offset these trends. Our methodology for determining our exposure has remained consistent throughout the years presented. Management believes that the various assumptions developed and actuarial methods used to determine our self insurance reserves are reasonable and provide meaningful data that management uses to make its best estimate of our exposure to these risks. While historically our actual losses have been materially consistent with our reserves, changes in assumptions for such factors as medical costs and legal actions, as well as changes in actual experience, could cause our estimates to change in the near term which

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

could result in an increase or decrease in the related expense in future periods. A 10% change in our self insurance liability at December 28, 2008 would have affected our income before provision for income taxes by approximately $3.0 million for fiscal 2008. At December 30, 2007 and December 28, 2008, we had approximately $29.6 million and $30.4 million, respectively, accrued for insurance matters.

•

Income taxes. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities and reserves for uncertain tax positions. We measure deferred tax assets and liabilities using current enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid. Judgment is required in determining the provision for income taxes and related reserves, deferred tax assets and liabilities. These include establishing a valuation allowance related to the ability to realize certain deferred tax assets, if necessary. As of December 28, 2008, we had no valuation allowances recorded for deferred tax assets. Our accounting for deferred tax assets represents our best estimate of future events. Our net deferred tax assets assume that we will generate sufficient taxable income in specific tax jurisdictions, based on our estimates and assumptions. Changes in our current estimates due to unanticipated events could have a material impact on our financial condition and results of operation.

The amounts relating to taxes recorded on the balance sheet, including tax reserves, also consider the ultimate resolution of revenue agent reviews based on estimates and assumptions. We believe we have adequately accounted for our uncertain tax positions; however, tax audits, changes in tax laws and other unforeseen matters may result in us owing additional taxes. We adjust our reserves for uncertain tax positions when facts and circumstances change or due to the passage of time; for example the completion of a tax audit, or the expiration of a statute of limitations, or changes in penalty and interest reserves associated with uncertain tax positions. Management believes that our tax positions comply with applicable tax law and that we have adequately provided for these matters. However, to the extent the final tax outcome of these matters is different than our recorded amounts, we may be required to adjust our tax reserves resulting in additional income tax expense or benefit in future periods.

2008 compared to 2007, page 30

3.	Where you identify the items contributing to the year over year change in general and administrative expenses, such as lower advertising and labor expenses partially offset by increased bad debt expense, please also explain the reasons and causes for the variations in the expense items.

RESPONSE TO COMMENT 3

The Company respectfully advises the Staff that when discussing variations in items in its MD&A, the Company’s approach is generally to identify the primary items producing such variations, including the

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

dollar amount of these items and the reason, if known, for the variations. Additionally, the Company will provide insight and discussion on less significant items producing such variations in an effort to provide the reader with a better overall understanding of the entire variation.

Both the lower advertising expense and the lower labor expense noted in the Staff’s comment were directly related to the sale of Company-owned stores in fiscal 2008, which is disclosed in the general and administrative expense discussion as well as throughout the filing. Specifically, as Company-owned stores were sold, revenues were lower, which resulted in lower variable advertising expense. Further, team members were no longer employed by the Company, which resulted in lower labor expense. The Company will clarify this discussion in future filings.

Further, the increase in bad debt expense was due primarily to delinquent payments from our franchisees. The Company respectfully advises the Staff that it ultimately does not know all the factors that cause our franchisees to be delinquent in paying their receivable balances, which ultimately increases our bad debt expense. The Company believes that this may be a result of the recent economic downturn, resulting in lower same store sales and profits. However, it is not certain of the exact reasons for delinquency in payment and cannot predict whether this trend will continue in the foreseeable future.

Additionally, the Company acknowledges the Staff’s comment and will provide additional discussion on known reasons and causes of the significant variations, to the extent material, throughout its MD&A in future filings, including the aforementioned elaboration on labor and advertising.

Liquidity and Capital Resources, page 36

4.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or results in your liquidity decreasing or increasing in any material way. For example, we note your discussion in the third paragraph on page 36 regarding your decrease in cash provided by operating activities primarily due to a decrease in net income. Discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company,

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

RESPONSE TO COMMENT 4

The Company acknowledges the Staff’s comment and will expand its discussion within the Liquidity and Capital Resources section in MD&A in future filings to cover material trends and uncertainties that will have, or are reasonable likely to have, a material impact on the Company’s revenues or income or result in the Company’s liquidity decreasing or increasing in a material way. Although the precise disclosure will be dependent upon economic and other conditions at the relevant time, the following disclosures are examples of the types of items from the fiscal 2008 Form 10-K that the Company would include in the Liquidity and Capital Resources section in MD&A as of the date of this letter (new disclosures are presented in italics and underlined below with existing disclosures to identify placement):

•

Despite recent challenges in our domestic operations, including a three-year trend of negative same store sales growth and the current economic downturn, including unprecedented volatility in the capital and credit markets, our operating cash flows remain positive. In order to address these challenges and reverse this negative same store sales trend, we have made changes to our marketing strategies and menu offerings, as well as exited underperforming franchisees from the Domino’s Pizza system. Additionally, we continue to evaluate the overall mix of Company-owned and franchise stores to ensure we have the optimal store base. We expect to use our unrestricted cash and cash equivalents and ongoing cash flows from operations to reduce our long-term debt, fund working capital requirements and invest in our core business. Management believes its current unrestricted cash and cash equivalents balance, its expected ongoing cash flow from operations as well as the estimated $23.0 million available under the variable funding notes is sufficient to fund operations for the foreseeable future.

•

Cash provided by operating activities was $75.3 million, $84.2 million and $133.0 million in 2008, 2007 and 2006, respectively. The $48.8 million decrease in 2007 versus 2006 was due primarily to a $31.0 million decrease in net income before the impact of non-cash adjustments, due primarily to lower operating performance in our domestic operations and higher interest expense. This was offset in part by a $17.8 million net change in operating assets and liabilities, due primarily to the timing of payment of current operating liabilities. The $8.9 million decrease in 2008 versus 2007 was due primarily to a $13.6 million decrease in net income before the impact of non-cash adjustments, due primarily to lower operating performance in our domestic operations. This was offset in part by a $4.7 million net change in operating assets and liabilities. We are focused on continually improving our net income and cash flow from operations and we do not anticipate that the decline in net income before the impact of non-cash adjustments or the decline in cash provided by operating activities will continue over the long term. Additionally, in fiscal 2008, which represents the first full year under our current capital structure, we generated over $1.0 million per week on average of free cash flow, which management defines as net cash provided by operating activities less capital expenditures. Management expects this trend to continue for the foreseeable future.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

•

We plan capital expenditures of approximately $20.0 million to $30.0 million in fiscal 2010. These capital expenditures primarily relate to investments in existing Company-owned stores and supply chain centers which we feel are necessary to sustain our business. Additionally, we also plan to make investments in our proprietary internally developed point-of-sale system (Domino’s PULSE). We did not have any material commitments for capital expenditures as of December 28, 2008.

•

Additionally, the Board of Directors approved an open market share repurchase program for up to $200.0 million of the Company’s common stock, which will be funded by future free cash flows and borrowings available under the Variable Funding Notes. The Company used approximately $42.9 million in 2008 for share repurchases under this program and has $102.7 million left under the $200.0 million authorization. The Company did not repurchase any common shares in 2009 as it focused on reducing outstanding Class A-2 Notes. The Company expects to continue to use available unrestricted cash and cash equivalents and ongoing free cash flow generation to, among other things, reduce its debt obligations; however, it will continue to evaluate share repurchases in the future as a use for cash generated by the Company.

Item 8. Financial Statements and Supplementary Data, page 42

Consolidated Balance Sheets, page 44

5.	Please confirm to us that you have stated separately, in the balance sheet or in a note hereto, other current liabilities in excess of five percent of total current liabilities. Otherwise, tell us the nature and amount of other current liabilities as of the most recent balance sheet date in excess of five percent of total current liabilities and comply with the disclosure requirements of Rule 5-02.20 of Regulation S-X in future filings.

RESPONSE TO COMMENT 5

The Company respectfully confirms to the Staff that, as required by Rule 5-02.20 of Regulation S-X, all current accrued liabilities with amounts that exceed five percent of current liabilities are presented separately on the face of the Company’s consolidated balance sheets.

Consolidated Statements of Comprehensive Income, page 46

6.	Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income either on the face of the statement or in the notes to the financial statements as required by paragraph 25 of SFAS 130 (ASC 220-10-45-12).

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

RESPONSE TO COMMENT 6

The Company acknowledges the Staff’s comment and will state separately the tax attributes of each component of other comprehensive income on the face of the statement of other comprehensive income in future filings in order to comply with paragraph 25 of SFAS 130 (ASC 220-10-45-12).

Notes to Consolidated Financial Statements

Note (1) Description of Business and Summary of Significant Accounting Policies, page 49

7.	Please disclose the aggregate foreign currency transaction gain or loss included in net income for each period presented. Refer to paragraph 30 of SFAS 52 (ASC 830-20-45-1 and 50-1).

RESPONSE TO COMMENT 7

The Company respectfully advises the Staff that all of its international franchisees pay their royalty payments in United States dollars. Accordingly, the Company does not have significant foreign currency transaction gains or losses included in net income. The Company also respectfully advises the Staff that the amount of aggregate foreign currency transaction gains or losses were significantly less than one percent of consolidated income from operations in each year presented. The Company does not view these amounts to be material and therefore, did not include the separate disclosure contemplated by SFAS 52 (ASC 830-20-45-1 and 50-1).

The Company confirms to the Staff that it will continue to monitor the aggregate foreign currency transaction gain or loss included in net income, and, if required, make appropriate financial statement disclosures in future filings.

Revenue Recognition, page 52

8.	Please disclose your revenue recognition policy with respect to initial and other franchise fees paid by domestic and international franchisees or tell us why such disclosure is not required. Also disclose the relative contribution to net income of initial franchisee fees if not otherwise apparent from your disclosure elsewhere in the filing, including Management’s Discussion and Analysis of Financial Condition and Results of Operations. Refer to paragraph 22 of SFAS 45 (ASC 952-605-50-2).

RESPONSE TO COMMENT 8

The Company respectfully advises the Staff that in addition to its ongoing royalty fee, the Company charges all franchisees an insignificant amount for store openings (generally $3,000 to $5,000 per store). Internationally, the Company has entered into certain development agreements under which the franchisee pays the Company an upfront fee in return for the right to operate in, and assistance in developing, a particular market. The Company does not have significant development agreements domestically. The Company notes that it accounts for these fees as discussed below and as supported by SFAS 45 (ASC 952-605-50-2), among other relevant guidance.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

The Company respectfully advises the Staff that store opening fees are recorded when a new store is opened, which is the same period in which the Company provides related store opening services. Store opening fees represented approximately 0.1% of all related periods’ consolidated revenues.

International development fees are deferred and amortized over the term of the franchise agreement as related services are provided. Development fees represented less than 0.1% of all related periods’ consolidated revenues.

For the reasons noted above, the Company does not believe that it has any additional disclosure requirements under SFAS 45 (ASC 952-605-50-2). The Company confirms to the Staff that it will continue to monitor the materiality of these franchisee fees, and, if required, make appropriate financial statement disclosures in future filings.

Note (2) Recapitalization and Financing Arrangements, page 56

The Fixed Rate Notes and the Variable Funding Notes, page 57

9.	Please disclose the amount of restricted net assets of consolidated subsidiaries as of the end of the most recently completed fiscal year. Please also revise the liquidity section under Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the nature and extent of such restrictions and the impact such restrictions have had and are expected to have on your ability to meet your obligations. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X and paragraph 6 of the Instructions to Item 303(a)of Regulations S-K.

RESPONSE TO COMMENT 9

The Company respectfully advises the Staff that its consolidated net assets and also, its restricted net assets in aggregate are negative. Therefore, the Company believes that disclosure of these amounts is not meaningful. The Company further respectfully advises the Staff that substantially all of its sources of cash inflow are restricted in connection with its whole-business securitization in 2007. The restrictions were specifically designed to ensure that the Company’s cash inflows are segregated on a weekly basis, put in a trust account and ultimately utilized to service its quarterly debt obligations. The remaining weekly cash inflows are returned to the Company in the form of a dividend and can be used for working capital and general operating purposes. The Company further respectfully advises the Staff that, unlike traditional bank and bond financing arrangements, its whole-business securitization was designed specifically so that the Company’s debt service obligations take priority over its working capital and general operating expenditures. Therefore, the restrictions placed on the Company’s assets and cash inflows ensure compliance with its debt service obligations, rather than potentially hindering compliance.

The Company further respectfully advises the Staff that since its whole-business securitization in 2007, it has met all of its debt service obligations, invested in its business through capital expenditures and has produced significant amounts of free cash flow over and above these requirements (over $1 million per week on average in 2008 and 2009). Further, the Company respectfully directs the Staff to its discussion

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

in the liquidity and capital resources section (the first paragraph on page 38 of the 2008 Form 10-K) where it discusses the Company’s ability to meet its future obligations.

The Company acknowledges the Staff’s comment and will include additional disclosure in the footnotes to the consolidated financial statements to discuss the nature of the restrictions. Specifically, in Footnote 2, under the Fixed Rate Notes and the Variable Funding Notes discussion, the Company will disclose the following in future filings:

•

The restrictions placed on the Company’s subsidiaries require that the Company’s interest obligations have first priority and amounts are segregated weekly to ensure appropriate funds are reserved to pay the quarterly interest amounts due. The amount of weekly cash flow that exceeds the required weekly interest reserve is generally remitted to the Company in the form of a dividend. However, once the interest obligations are satisfied, there are no further restrictions, including payment of dividends, on the cash flows of the subsidiaries.

10.	Please disclose the specific method(s) and significant assumptions used to estimate fair value of the fixed rate notes. Refer to paragraph 10 of SFAS 107 (ASC 825-10-50-10) for annual periods and FSP FAS 107-1 and APB 28 (ASC 825-10-65-1) for interim periods.

RESPONSE TO COMMENT 10

The Company acknowledges the Staff’s comment and will include additional disclosure in the footnotes to the consolidated financial statements in future filings to discuss the specific methods and significant assumptions used to estimate fair value of the fixed rate notes in accordance with SFAS 107 (ASC 825-10-50-10) for annual periods. The Company will include similar disclosures on an interim basis as well in accordance with FSP FAS 107-1 and APB 28 (ASC 825-10-65-1) (new disclosures are presented in italics and underlined below with existing disclosures to identify placement):

•

At December 28, 2008, management estimates that the $1.6 billion of outstanding Class A-2 Notes had a fair value of approximately $784.0 million and the $100.0 million of outstanding Class M-1 Notes had a fair value of approximately $31.8 million. Management believes that these decreases in fair value from their carrying amounts are primarily due to current economic conditions and the current state of the credit markets for similar debt instruments. The Company determined the estimated fair value amounts by using available market information. The Company obtained broker quotes from three separate brokerage firms that are knowledgeable about the Company’s fixed rate notes and at times, trade these notes. Further, the Company performs its own internal analysis based on the information it gathers from public markets, including information on notes that are similar to that of the Company. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the fair value estimates presented herein are not necessarily indicative of the amount that the Company or the debtholders could realize in a current market exchange. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

The Company supplementally advises the Staff that subsequent to the estimation of fair value at the end of fiscal 2008, the Company repurchased a portion of the outstanding notes at a prices materially consistent with the value used in calculating the fair value of the notes that was disclosed in its 2008 Form 10-K.

Note (8) Equity Incentive Plans, page 64

11.	Please disclose your method for estimating each of the assumptions used in computing the fair value of option grants. Refer to paragraph A240.e.2. of SFAS 123R (ASC 718-10-50-2.f.2).

RESPONSE TO COMMENT 11

The Company acknowledges the Staff’s comment and will include additional disclosure in the footnotes to the consolidated financial statements in future filings to discuss the specific methods used to estimate each of the assumptions used in computing the fair value of option grants in accordance with A240.e.2. of SFAS 123R (ASC 718-10-50-2.f.2) (new disclosures are presented in italics and underlined below with existing disclosures to identify placement):

•

Management estimated the fair value of each option grant made during 2006, 2007 and 2008 as of the date of the grant using the Black-Scholes option pricing method. Weighted average assumptions are presented in the following table. The risk-free interest rate is based on the estimated effective term, and is the average of the five-year and seven-year U.S. Treasury Bond rates as of the grant date. The expected life (years) is based on several factors, including, among other things, the vesting term and contractual term as well as historical experience. The expected volatility is based principally on the historical volatility of the Company’s share price, the historical volatility on comparable publicly-traded companies’ share prices, and to a lesser extent, on implied volatility of the Company’s and comparable publicly-traded companies’ share prices determined from publicly-traded call options. In 2006, the expected dividend yield was calculated based on the Company’s regular, quarterly dividend amount that was in place at that time.

Note (10) Segment Information, page 67

12.	Please disclose the amount of goodwill included in the gain on disposal of company-owned stores during 2008. Refer to paragraph 45.c.3. of SFAS 142 (ASC 350-20-50-1). If no amount of goodwill was included in the gain computation, please tell us the basis in GAAP for your accounting.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

RESPONSE TO COMMENT 12

The Company confirms to the Staff that goodwill was included in the computation of the gain on the sale of Company-owned stores in 2008, in accordance with SFAS 142 (ASC 350-20-50-1). The Company respectfully advises the Staff that there were no additions to goodwill in 2008 and the entire decrease of $3.1 million in the Domestic Stores goodwill amount (as outlined in the table in Footnote 10 on page 69 of the 2008 Form 10-K) was the amount of goodwill that was included in the gain on the sales of Company-owned stores. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will more clearly indicate the fluctuations in goodwill related to the disposition of Company-owned stores in future filings.

13.	Please disclose revenues for each group of similar products and services, including food, supplies, software and equipment, franchise fees and royalties or tell us why such disclosure is not meaningful or required by paragraph 37 of SFAS 131 (ASC 280-10-50-40).

RESPONSE TO COMMENT 13

The Company respectfully advises the Staff that it believes it has disclosed revenues for each significant group of similar products and services as required by SFAS 131 (ASC 280-10-50-40). Specifically, revenues related to the sale of food are primarily recorded in the Company’s domestic supply chain segment and are disclosed in the consolidated statement of income (on page 45 of the 2008 Form 10-K) under the title domestic supply chain, as well as in footnote 10 to the financial statements, which is obtained by netting the domestic supply chain column and the intersegment revenues column (on page 68 of the 2008 Form 10-K). Additionally, franchise and royalty revenues are disclosed in the consolidated statement of income under the title domestic franchise. The Company also respectfully advises the Staff that it does not have significant revenues from the sale of supplies, software or equipment.

Schedule I, page 79

Parent Company Condensed Statements of Cash Flows, page 81

14.	Please explain to us why you present dividends from subsidiaries as returns of investments in cash flows from investing activities rather than returns on investments in cash flows from operating activities. Please cite the GAAP literature that supports your presentation.

RESPONSE TO COMMENT 14

The Company respectfully advises the Staff that current period earnings of subsidiaries are considered a return on investment and are included in operating cash flows. As the subsidiary that remits dividends to the Parent Company is currently in a retained deficit position, the Company believes dividends from subsidiaries in excess of current period earnings are a return of investment and not a return on investment. Accordingly, the Company considers these as cash flows from investing activities as outlined in SFAS 95, paragraph 16(b) (ASC 230-10-45-12), and does not consider these as cash flows from operating activities as outlined in SFAS 95, paragraph 22(b) (ASC 230-10-45-16).

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Definitive Proxy Statement on Schedule 14A

Stock Ownership Information, page 9

Security Ownership of Certain Beneficial Owners, page 9

15.	Please disclose by footnote or otherwise the natural person(s) who control Cedar Rock Capital Limited and East Peak Partners, L.P. If any of the entities listed are public entities, majority owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

RESPONSE TO COMMENT 15

The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will include information on the natural persons who control any entity believed by the Company to own beneficially more than 5% of the outstanding common stock of the Company to the extent such information is publicly disclosed on the Schedule 13G or Schedule 13D reports or amendments filed with the Securities and Exchange Commission or is otherwise in the possession of the Company.

Certain Transactions Involving Management or 5% or Greater Shareholders, page 31

Review and Approval of Related Person Transactions, page 31

16.	Please disclose whether your policies for review, approval or ratification of transactions are required to be reported under Item 404(a) of Regulation S-K are in writing, and if not, how such policies and procedures are evidenced. Refer to item 404(b)(iv) of Regulation S-K. In this regard, we note your statement in correspondence to the staff dated September 5, 2008 that at such time your policies were not specifically addressed in writing, but general provisions relating to possible conflicts of interest were addressed in your Code of Business Conduct and Ethics.

RESPONSE TO COMMENT 16

The Company acknowledges the Staff’s comment and advises the Staff that in future filings it will amend the disclosure relating to the Company’s review, approval or ratification of transactions to be reported under Section 404(a) of Regulation S-K to read as follows (new disclosures are presented in italics and underlined below with existing disclosures to identify placement):

•

The Company reviews relationships and transactions in which the Company and its directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. The Company’s legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

and circumstances, whether a related person has a direct or indirect material interest in the transaction. The Company does not currently have a specific written policy on the review, approval or ratification of transactions required to be reported under Section 404(a) of Regulation S-K but the Company has enacted a Code of Business Conduct and Ethics for Directors, Officers and Employees as well as Corporate Governance Principles, both of which contain provisions relating to possible conflicts of interest of employees, directors and officers of the Company. The Company’s Board of Directors is to review, approve or ratify any potential related person transaction and consider the nature of the related person’s interest in the transaction, the material terms of the transaction, the relative importance of the transaction to the related person, the relative importance of the transaction to the Company, whether the transaction would impair the judgment of a director or officer of the Company and any other matters deemed important. As required under SEC rules, transactions that are determined to be directly or indirectly material to a related person are disclosed in the Company’s Proxy Statement.

Form 10-Q for the Quarterly Period Ended June 14, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Overview, page 11

17.	In the last paragraph on page 11 you state that the negative impact from a public relations incident impacted your domestic same store sales. Please expand this discussion to describe the incident and indicate the extent to which you believe your income was affected. Refer to Item 303(a)(3)(i) of Regulation S-K.

RESPONSE TO COMMENT 17

The Company respectfully advises the Staff that the public relations incident noted in our Form 10-Q related to an incident that occurred at one of our franchisee’s stores in North Carolina. The incident involved two individuals who were not our employees, but rather, employees of our franchisee. These individuals acted in an extremely unprofessional manner, used Domino’s Pizza products inappropriately and ultimately, broadcasted a video depicting these activities on several popular video sharing internet sites. The video was widely viewed on the internet and the Company’s domestic same store sales declined subsequent to these events. The Company does not wish to give further attention to this matter by describing the details of the incident in our filings. The Company believes that in doing so, it could further damage the brand and ongoing revenues.

In addition, the Company respectfully advises the Staff that the impact on the Company’s income cannot be determined with any level of accuracy. While a portion of the same store sales decline likely is attributed to these events, the Company is not able to determine how much of the decline may also have been attributed to the Company’s then current promotions, other consumer actions, the economic conditions or other factors. Accordingly, the Company is not able to appropriately quantify or even estimate an appropriate range of the impact as prescribed by Item 303(a)(3)(i) of Regulation S-K.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Form 10-Q for Fiscal Quarterly Period Ended September 6, 2009

18.	Please address the comments above in your interim filings to the extent applicable.

RESPONSE TO COMMENT 18

The Company respectively confirms that it will incorporate all of the preceding discussions and disclosures in all future interim filings to the extent applicable.

Form 8-K filed October 13, 2009

19.	Please include a reconciliation of global retail sales growth and global retail sales growth excluding foreign currency impacts to your reported same store sales growth computed based on revenues reported in accordance with GAAP. The reconciliation should make it clear that global retail sales include retail sales for franchise stores that are not included in revenues reported in accordance with GAAP. Refer to Regulation G, Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of regulation S-K.

RESPONSE TO COMMENT 19

The Company respectfully directs the Staff to its response to Comment 1 above regarding the Company’s use of global retail sales growth. The Company reaffirms its view that global retail sales measures disclosed in its filings, which are limited to percentage increases and decreases, are statistical measures, and as a result are excluded from the definition of non-GAAP financial measures as outlined in Item 10(e)(4) of Regulation S-K.

Additionally, the Company also respectfully directs the Staff to Comment 20 in the comment letter the Company received on May 13, 2004 in connection with the filing of its Form S-1 as a part of its initial public offering. In this comment, the Staff noted:

“In this regard, we believe this non-GAAP financial measure cannot be reconciled, as required by FR-65, because revenues of franchised locations are not reflected in your financial statements.”

The Company agrees with this view and accordingly, continues to believe that it is not required to perform a reconciliation of this measure.

The Company respectfully advises the Staff that in its Comments on Regulation G section of each Form 8-K, we discuss all of the non-GAAP and statistical measures. Further when discussing global retail sales we indicate that:

“Retail sales for franchise stores are reported to the Company by its franchisees and are not included in Company revenues.”

The Company respectfully advises the Staff that it continues to believe its use and presentation is appropriate and consistent with its understanding based on previous communications and comment letters with the Staff.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

We would be happy to discuss this comment with the Staff prior to the Staff providing further comments on the Form 8-K if the Staff believes such a discussion would be helpful to its understanding of the Company’s position.

20.	Please provide a more thorough explanation of why management believes presentation of global retail sales growth and global retail sales growth excluding foreign currency impact provides useful information to investors regarding your financial condition and results of operations. In particular, you should explain why presentation of global retail sales growth based on an aggregation of revenues of Company-owned and franchise stores is useful to investors in analyzing reported revenues when reported revenues reflect supply chain revenues and royalties based on a percentage of franchise retail sales. Refer to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE TO COMMENT 20

The Company respectfully directs the Staff to its response to Comment 1 regarding the Company’s use of global retail sales growth and the reasons management believes this statistical measure is useful to readers. The Company also respectfully advises the Staff that global retail sales growth excluding foreign currency impact is determined using a constant exchange rate in an effort to exclude the effects of foreign currency translation. The Company believes the presentation of this statistical measure is useful to investors as it indicates the growth in its international business that is attributable to its core operations and is not impacted by changes in foreign currency. The Company continues to believe that the use global retail sales and global retail sales excluding foreign currency measures provide additional transparency on its underlying business performance.

21.	Please discuss more thoroughly why diluted EPS, as adjusted, is relevant as an operating measure and useful to investors. For example, explain why it’s useful to exclude the items to arrive at the non-GAAP measure when the items are recurring in nature and included in income and the manner in which management uses the non-GAAP measure to conduct or evaluate the business. We do not believe a statement that the measure is useful because users benefit from having a consistent basis for comparison between reporting periods meets the intent of Regulation G.

RESPONSE TO COMMENT 21

The Company respectfully advises the Staff that reporters and analysts often quote diluted EPS, as adjusted for items affecting comparability when discussing the Company’s results and trends. We believe this is done because this metric is helpful for their understanding and assessment of the Company’s operational performance as it identifies certain items that affect the comparability of the periods presented. Analysts covering our stock performance generally eliminate these items when preparing their financial models, when determining their published EPS estimates and when bench-marking us against our competitors.

Additionally, management uses diluted EPS, as adjusted to internally evaluate operating performance. Specifically, the Company’s performance-based compensation and bonus plans, while based on an EBITDA measure and not on EPS, as adjusted, exclude the same items that impact EBITDA.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

Additionally, the Company utilizes diluted EPS, as adjusted to evaluate itself against its peers and to determine future performance targets and long-range planning.

The Company respectfully advises the Staff that it does not view these items as recurring or non-recurring in nature. Rather, the Company identifies items that affect the comparability between the periods presented. Specifically, they are unique items that occurred in one period, but not the other. By not excluding these items, the Company’s diluted EPS would show drastic swings that are not necessarily indicative of true operating performance. For example, if the Company did not exclude gains on debt extinguishments, our EPS would show a significant increase over the prior year. We believe this would make analyzing the Company’s financial results more difficult.

The Company believes it satisfies the requirements of Item 10(e) of Regulation S-K concerning the use of non-GAAP financial measures. However, the Company will expand its disclosure in future earnings releases to provide further insight as to the usefulness and relevance of this metric to investors. For example, in the Comments on Regulation G section of our future Forms 8-K we will modify our current disclosures as follows (new disclosures are presented in italics and underlined below):

•

The Company uses “Diluted EPS, as adjusted,” which is calculated as reported Diluted EPS adjusted for the items that affect comparability to the prior year periods discussed above. The most directly comparable financial measure calculated and presented in accordance with GAAP is Diluted EPS. The Company’s management believes that the Diluted EPS, as adjusted measure is important and useful to investors and other interested persons and that such persons benefit from having a consistent basis for comparison between reporting periods. Management uses diluted EPS, as adjusted to internally evaluate operating performance, to evaluate itself against its peers and to determine future performance targets and long-range planning. Additionally, analysts covering the Company’s stock performance generally eliminate these items when preparing their financial models, when determining their published EPS estimates and when bench-marking us against our competitors.

*    *    *    *    *

Please be advised that, in connection with the Staff’s comments in the Staff’s Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Comment Letter Dated December 17, 2009

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at (734) 930-7046.

Very Truly Yours,

/s/ Wendy A. Beck
Wendy A. Beck
Executive Vice President and Chief Financial Officer